ImmunoCellular Therapeutics, Ltd.

23622 Calabasas Road, Ste. 300

Calabasas, CA 91302

818.264.2300

September 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ImmunoCellular Therapeutics, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-35560

Dear Mr. Riedler:

ImmunoCellular Therapeutics, Ltd. (the “Company”) hereby confirms that it has received a letter from the Securities and Exchange Commission dated September 3, 2014 with respect to the above-referenced filing (the “Comment Letter”). The Company is currently reviewing the Comment Letter and respectfully requests an extension of time in which to respond to the Comment Letter. The Company intends to submit a response to the Comment Letter on or before September 30, 2014.

Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (818) 264-2300.

Sincerely,

/s/ Andrew Gengos

Andrew Gengos

President and Chief Executive Officer